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As filed with the U.S. Securities and Exchange Commission on February 20, 2007.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SUNCOR ENERGY INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311, 1321, 2911, 4613, 5171, 5172 (Primary Standard Industrial Classification Code Number)	98-0343201 (I.R.S. Employer Identification Number)
112- 4th Avenue S.W., P.O. Box 38, Calgary, Alberta, Canada, T2P 2V5, (403) 269-8100 (Address and telephone number of Registrant's principal executive offices)
CT Corporation System 111 Eighth Avenue, 13th Floor, New York, NY 10011 (212) 894-8700 (Name, address and telephone number of agent for service in the United States

Copies to:
Terrence J. Hopwood Suncor Energy Inc. 112 - 4th Avenue S.W. Calgary, Alberta Canada T2P 2V5 (403) 269-8100	Christopher J. Cummings Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario Canada M5L 1E8 (416) 360-8484	Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement as determined by market conditions.

Province of Alberta, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☒	At some future date (check the appropriate box below):
		1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
		2.	☐
pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
		3.	☒
pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
		4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

Debt securities	U.S.$2,000,000,000	U.S.$2,000,000,000	$61,400

(1)
Estimated solely for the purpose of calculating the amount of the registration fee. There are being registered under this Registration Statement such indeterminate principal amount of debt securities of the Registrant as shall have an aggregate initial offering price not to exceed U.S.$2,000,000,000. If any debt securities are issued at an original issue discount, then the debt securities registered shall include such additional debt securities as may be necessary such that the aggregate initial public offering price of all debt securities issued pursuant to this Registration Statement will equal U.S.$2,000,000,000. Any debt securities registered under this Registration Statement may be sold separately or as units with other debt securities registered under this Registration Statement. The proposed maximum initial offering price per debt security will be determined, from time to time, by the registrant in connection with the sale of the debt securities registered under this Registration Statement.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Prospectus

Suncor Energy Inc. U.S.$2,000,000,000 Debt Securities

We may offer for sale from time to time, debt securities (the "Debt Securities") up to an aggregate initial offering price of U.S.$2,000,000,000 (or the equivalent in other currencies or currency units) during the 25 month period that this prospectus, including any amendments hereto (the "Prospectus"), remains effective. The aggregate amount shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by us.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these Debt Securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements incorporated by reference herein in accordance with Canadian generally accepted accounting practices, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to our consolidated financial statements incorporated by reference in this Prospectus.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement (as defined below) may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and all of the experts named in this Prospectus are Canadian residents, and many of our assets are located outside the United States.

The date of this prospectus is February 20, 2007

Debt Securities may be offered in amounts and on such terms and conditions as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any offering of Debt Securities including, where applicable, the specific designation of the Debt Securities, the currency, the maturity, the offering price, whether the Debt Securities will bear interest, the interest rate or method for determining the interest rate, any terms of redemption and any other specific terms, will be set forth in a Prospectus Supplement which will accompany this Prospectus.

All shelf information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements (each, a "Prospectus Supplement") that will be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement on the internet at www.sec.gov. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Debt Securities to which the Prospectus Supplement pertains.

We will provide the specific terms of the Debt Securities and all information omitted from this Prospectus in Prospectus Supplements. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest.

We may sell Debt Securities to or through underwriters or dealers purchasing as principals, and may also sell Debt Securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Debt Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of the Debt Securities, and will set forth terms of the offering of Debt Securities, including the method of distribution of such Debt Securities, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. It will also set forth the proceeds to us.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Debt Securities will be a new issue of Debt Securities with no established trading market. The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Debt Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the Debt Securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to us and the price at which the Debt Securities will be offered and sold may vary as between purchasers during the distribution period.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities or stock exchange. There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices and the liquidity of the Debt Securities. See "Risk Factors".

Our registered and principal office is located at 112 - 4th Avenue S.W., P.O. Box 38, Calgary, Alberta, Canada T2P 2V5. Telephone: (403) 269-8709.

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "U.S.$" are to United States dollars. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ from U.S. generally accepted accounting principles ("U.S. GAAP"). Therefore, unless otherwise indicated, our consolidated financial statements and all financial information contained in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated by reference in this Prospectus, may not be comparable to financial statements or financial information prepared in accordance with U.S. GAAP. You should refer to Note 18 of our consolidated financial statements as at and for the year ended December 31, 2005 for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.

Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "Suncor", "we", "us" and "our" mean Suncor Energy Inc. and its subsidiaries and joint venture investments.

The reserve information incorporated by reference herein includes voluntary reserve information prepared in accordance with Canadian standards which differ from U.S. standards.

This Prospectus is part of a registration statement on Form F-9 relating to the Debt Securities that we filed with the U.S. Securities and Exchange Commission ("SEC"). Under the registration statement, we may, from time to time, sell any combination of the Debt Securities described in this Prospectus in one or more offerings up to an aggregate initial offering price of U.S.$2,000,000,000. This Prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Debt Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading "Where You Can Find More Information". This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of Suncor at Box 38, 112 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V5, Telephone (403) 269-8709. For the purpose of the Province of Quebec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Suncor at the abovementioned address and telephone number. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

The following documents of the Corporation filed with securities commissions or similar authorities in each of the provinces of Canada and the SEC are incorporated by reference into this Prospectus:

  •
  our audited consolidated financial statements as at December 31, 2005 and December 31, 2004 and for each of the years in the three year period ended December 31, 2005, including the notes thereto and the auditor's report thereon included in our Annual Report to Shareholders;

  •
  our Annual Information Form dated March 1, 2006;

  •
  our Management's Discussion and Analysis for the year ended December 31, 2005;

  •
  our Management Information Circular and Proxy Statement dated March 1, 2006 relating to the annual meeting of our shareholders held on April 26, 2006;

  •
  our unaudited consolidated interim financial statements for the nine month's ended September 30, 2006 and September 30, 2005;

  •
  our Management's Discussion and Analysis for the nine month's ended September 30, 2006; and

  •
  our press release dated January 25, 2007, relating to the financial results of Suncor for the twelve months ended December 31, 2006.

Any documents of the type referred to above, or required to be incorporated by reference herein under National Instrument 44-101 — Short Form Prospectus Distributions, including interim financial statements, filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus. In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part if and to the extent expressly provided in such report.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms for an offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, solely for the purposes of the offering of the Debt Securities issued under such Prospectus Supplement.

Upon a new Annual Information Form and the related annual financial statements together with the auditors' report thereon and management's discussion and analysis incorporated therein being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous Annual Information Form (and the previous annual financial statements and management's discussion and analysis and all interim financial statements and material change reports, and information circulars filed prior to the commencement of our financial year in which the new Annual Information Form is filed) shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities either as Prospectus Supplements or as exhibits to the Corporation's interim and audited annual financial statements, and will be deemed to be incorporated by reference in this Prospectus for the purposes of the offering of the Debt Securities.

The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as "probable" reserve information, is prohibited in filings with the SEC by U.S. companies. For additional differences between Canadian and U.S. standards of reporting reserves, see "About this Prospectus" and "Risk Factors — Our voluntary reserve disclosure may not be comparable to the reserve estimates made by United States Companies subject to SEC reporting and disclosure requirements" in this Prospectus.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus, including certain documents incorporated by reference in this Prospectus, constitute forward-looking statements within the meaning of applicable securities laws, relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "estimate", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "target", "objective" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to: changes in the general economic, market and business conditions; fluctuations in supply and demand for our products; fluctuations in commodity prices and currency exchange rates; our ability to respond to changing markets, and to receive timely regulatory approvals; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement of conception of the detailed engineering needed to reduce the margin of error or level of accuracy; the integrity and reliability of our capital assets; the cumulative impact of other resource development; future environmental laws; the accuracy of our reserve, resource and future production estimates and our success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies and from companies that provide alternative sources of energy; labour and material shortages; and other facilities uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; and the occurrence of unexpected events such as fires, blowouts, freezeups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us; and other factors, many of which are beyond our control. These important factors are not exhaustive.

Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" or "Risk Factors Affecting Performance" in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated herein by reference. The forward-looking statements contained in this Prospectus, any Prospectus Supplement or any document incorporated by reference herein or therein are made as of the date of such document and, except as required under applicable laws, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-9 relating to the Debt Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We file with the securities commissions or similar authorities in each of the provinces of Canada, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may read and download reports and other information we have filed electronically with the SEC by accessing the SEC's website at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar authorities in each of the provinces of Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Canada Business Corporations Act. Most of our directors and officers, and most of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Debt Securities who reside in the United States to effect service within the United States upon those directors, officers, and experts who are not residents of the United States. It may also be difficult for holders of Debt Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United Stated federal securities laws would probably be enforceable in Canada if the United States court in which judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-9, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Debt Securities under this Prospectus.

RISK FACTORS

You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this Prospectus and in the applicable Prospectus Supplement before purchasing the Debt Securities. Additional risk factors are discussed in our Annual Information Form and in our Management's Discussion and Analysis for the year ended December 31, 2005, which are incorporated by reference in this Prospectus. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation or cash flows could be materially adversely affected.

Our voluntary reserve disclosure may not be comparable to the reserve estimates made by United States companies subject to SEC reporting and disclosure requirements

In addition to our estimates of reserves reported in accordance with U.S. disclosure requirements, we provide further voluntary disclosure in our filings made with Canadian securities authorities, including certain of the documents incorporated in this Prospectus. Our voluntary disclosure is materially different from the practices used to estimate reserves in reports and other materials filed with the SEC by United States companies. The primary differences are summarized below:

  •
  In the United States, production and reserve volumes are reported after deducting royalties and similar payments. In our voluntary disclosure, we also report gross production and reserve volumes, which are prior to the deduction of these amounts;

  •
  In our voluntary disclosure, we convert estimates of reserves from barrels of bitumen to barrels of synthetic crude oil for aggregation purposes;

  •
  The estimates of our reserves contained in our voluntary disclosure are evaluated based on annual average differential pricing assumptions. The SEC requires the use of constant cost and pricing assumptions in filings made with the SEC;

  •
  We include in our voluntary disclosure estimates of probable reserves. The SEC prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

As a consequence, our voluntary reserve disclosure may not be comparable to the reserve estimates made by United States companies subject to SEC reporting and disclosure requirements.

There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the debt securities will develop.

There is no public market for the Debt Securities and, unless otherwise specified in the applicable Prospectus Supplement, we do not intend to apply for listing of the Debt Securities on any securities exchanges. If the Debt Securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the Debt Securities will develop.

The Debt Securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries.

We carry on our business through corporate and partnership subsidiaries. The majority of our assets are held in one or more corporate or partnership subsidiaries. Our results of operations and ability to service indebtedness, including the Debt Securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. In the event of the liquidation of any corporate or partnership subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any Debt Securities. The Indenture pursuant to which the Debt Securities will be issued does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness.

Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

SUNCOR ENERGY INC.

We are an integrated energy company, with corporate headquarters in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins — Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas, transport and refine crude oil and market petroleum and petrochemical products. Periodically, we also market third party petroleum products. We also carry on energy trading activities focused principally on buying and selling futures contracts and other derivative instruments based on the commodities we produce.

We have four principal operating businesses:

Oil Sands, based near Fort McMurray, Alberta, recovers bitumen, primarily through oil sands mining and in-situ development, and upgrades it into refinery feedstock and diesel fuel. Bitumen feedstock is also occasionally supplemented by third party suppliers.

Natural Gas, based in Calgary, Alberta, explores for, acquires, develops and produces natural gas from reserves in Western Alberta and Northeastern British Columbia. The sale of Natural Gas production provides a natural price hedge for natural gas purchased for consumption at the Oil Sands facility and refineries in Sarnia, Ontario and near Denver, Colorado. In addition, our indirectly wholly owned U.S. subsidiary, Suncor Energy (Natural Gas) America Inc., acquires land and explores for coal bed methane in the United States.

Our third business, Energy Marketing and Refining — Canada, headquartered in Toronto, Ontario, refines crude oil at our refinery in Sarnia, Ontario, into a broad range of petroleum products. These products are then marketed to industrial, wholesale and commercial customers principally in Ontario and Quebec, and to retail customers in Ontario through Sunoco-branded and joint venture operated retail networks. We also engage in third party energy marketing and trading activities through this business.

Our fourth business, Refining and Marketing — U.S.A., headquartered in Denver, Colorado, refines crude oil at our refinery in Commerce City, Colorado, near Denver, into a broad range of petroleum products, and markets these refined products to industrial, wholesale and commercial customers principally in Colorado and to retail customers in Colorado through Phillips 66® — branded sites. We also transport crude oil on our wholly or partly owned pipelines in Wyoming and Colorado.

Suncor's registered and principal office is located at 112 - 4th Avenue S.W., P.O. Box 38, Calgary, Alberta, Canada T2P 2V5. Our common shares are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "SU".

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement, we will use the net proceeds we receive from the sale of the Debt Securities for general corporate purposes. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in an applicable Prospectus Supplement. We may invest funds that we do not immediately require in short-term marketable securities.

INTEREST COVERAGE

The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2005 and September 30, 2006 and are based on audited financial information, in the case of December 31, 2005, and unaudited financial information in the case of September 30, 2006. The financial ratios do not give effect to the Debt Securities offered by this Prospectus since the aggregate principal amount of Debt Securities that will be issued under this Prospectus and the terms of issue are not presently known. The interest and asset coverage ratios set forth below do not purport to be indicative of interest coverage ratios for any future periods.

	September 30, 2006	December 31, 2005
Interest coverage on long-term debt:
Earnings	28.6 times	12.5 times
Cash flow	32.9 times	16.9 times

Interest coverage on long-term debt on an earnings basis is equal to earnings before interest on long-term debt and income taxes divided by interest expense and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense and cash income taxes divided by interest expense and capitalized interest. For purposes of calculating the interest coverage ratios set forth in this Prospectus, long-term debt includes the current portion of long-term debt and does not include any amounts with respect to Debt Securities that may be issued under this Prospectus.

DESCRIPTION OF DEBT SECURITIES

In this section only, "we", "us", "our" or "Suncor" refers only to Suncor Energy Inc. and not any of its subsidiaries. The following description sets forth certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement.

The Debt Securities will be issued under an indenture to be entered into between us and The Bank of New York, as trustee (the "Trustee") (hereinafter referred to as the "Indenture"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture which sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. References in parentheses are to section numbers or articles of the Indenture.

We may issue securities (including debt securities) and incur additional indebtedness other than through the offering of Debt Securities under this Prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a foreign currency will be described in the Prospectus Supplement relating to any offering of Debt Securities denominated in a foreign currency. Unless otherwise indicated in a Prospectus Supplement, the Debt Securities will be unsecured obligations. The Debt Securities offered pursuant to this Prospectus will be issued in an amount up to U.S.$2.0 billion or the equivalent foreign currency. The Indenture also permits us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement will describe the specific terms of the Debt Securities of any series being offered and may include, but is not limited to, any of the following:

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  the title and the aggregate principal amount of the Debt Securities;

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  the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

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  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

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  the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities in registered form;

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  the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

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  each office or agency where the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series will be payable;

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  the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;

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  the terms and conditions upon which you may redeem the Debt Securities prior to maturity and the price or prices at which and the currency or currency unit in which the Debt Securities are payable;

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  any mandatory or optional redemption or sinking fund or analogous provisions;

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  if other than denominations of U.S.$1,000 and any integral multiple thereof, the denomination or denominations in which any registered securities of the series shall be issuable and, if other than the denomination of U.S.$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable;

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  if other than U.S. dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable;

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  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

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  whether the series of the Debt Securities are to be registered securities, bearer securities (with or without coupons) or both;

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  whether the Debt Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

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  whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the securities, and whether we will have the option to redeem the Debt Securities rather than pay the Additional Amounts;

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  the terms, if any, on which the Debt Securities may be converted or exchanged for other of our securities or securities of other entities;

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  if payment of the Debt Securities will be guaranteed by any other person;

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  the extent and manner, if any, in which payment on or in respect of the Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

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  the percentage or percentages of principal amount at which the Debt Securities will be issued;

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  any applicable Canadian and U.S. federal income tax consequences; and

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  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

Unless otherwise indicated in a Prospectus Supplement, the Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to us for repurchase or provide for any increase in the rate or rates of interest at which the Debt Securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

The Debt Securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in a Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the Indenture. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

Form, Denominations and Exchange

A series of the Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of U.S.$1,000 and any integral multiple thereof and bearer securities will be issuable in denominations of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt

Securities of any particular series. The Indenture will provide that a series of the Debt Securities may be issuable in global form. Unless otherwise indicated in a Prospectus Supplement, bearer securities will have interest coupons attached.

Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in a Prospectus Supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in a Prospectus Supplement, bearer securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the Debt Securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

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  issue, register the transfer of or exchange any series of the Debt Securities during a period beginning at the opening of business 15 days before any selection of that series of the Debt Securities to be redeemed and ending at the close of business on (A) if the series of the Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if the series of the Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of the Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

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  register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

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  exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

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  issue, register the transfer of, or exchange any of the Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Global Securities

A series of the Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in a Prospectus Supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of Debt Securities in definitive form in exchange for a global security representing such series of Debt Securities. In addition, we may at any time and in our sole discretion determine not to have a series of Debt Securities represented by a global security and, in such event, will issue a series of Debt Securities in definitive form in exchange for all of the global securities representing the series of Debt Securities.

Payment

Unless otherwise indicated in a Prospectus Supplement, payment of principal of (and premium, if any) and interest on the Debt Securities will be made at the office or agency of the Trustee, at 101 Barclay Street, 4 East, New York, New York 10286, Attn: Global Finance Americas, or at our option we can pay principal, interest and any premium by (1) check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of U.S.$1.0 million or more in aggregate principal amount of the Debt Securities.

Unless otherwise indicated in a Prospectus Supplement, payment of any interest will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by us.

Any payments of principal (and premium, if any) and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of us, the Trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

"Capital Lease Obligation" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"Consolidated Net Tangible Assets" means the total amount of assets of Suncor on a consolidated basis after deducting therefrom:

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  all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

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  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles; and

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  appropriate adjustments on account of minority interests of other persons holding stock of Suncor's Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

"Current Assets" means current assets as determined in accordance with generally accepted accounting principles.

"Debt" means as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded as debt in the consolidated financial statements of any person, including:

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  any obligation for borrowed money;

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  any obligation evidenced by bonds, debentures, notes, or other similar instruments;

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  any Purchase Money Obligation;

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  any Capital Lease Obligation;

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  any payment obligation under Financial Instrument Obligations; and

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  any guarantee of Debt of another person.

"Financial Instrument Obligations" means obligations arising under:

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  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

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  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

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  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

"generally accepted accounting principles" means generally accepted accounting principles which Suncor reports its financial statements in and which are in effect from time to time.

"Lien" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, but not including any security interest in respect of a lease which is not a Capital Lease Obligation and provided that such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

"Property" or "property" means all property owned by Suncor or a Restricted Subsidiary except such property which is determined by a resolution of our board of directors delivered to the Trustee not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

"Purchase Money Mortgage" means any Lien created, issued, incurred or assumed by Suncor or a Restricted Subsidiary to secure a Purchase Money Obligation; provided that such Lien is limited to the property

(including the rights associated therewith) acquired, constructed, installed or improved in connection with such Purchase Money Obligation.

"Purchase Money Obligation" means Debt of Suncor or a Restricted Subsidiary incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided, however, that such Debt is incurred or assumed within 180 days after the purchase of such property or the completion of such construction, installation or improvements, as the case may be, provided that the principal amount of such Debt which is secured by the Lien does not exceed 100% of such purchase price or cost, as the case may be, and includes any extension, renewal or refunding of any such Debt provided the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any such extension, renewal or refunding does not extend to any property other than the property in connection with which such obligation was created and improvements erected or constructed thereon.

"Restricted Subsidiary" means a Subsidiary of Suncor provided, however, such term shall not include any Subsidiary of Suncor if the amount of Suncor's share of the shareholder's equity in such Subsidiary does not, at the time of determination, exceed 2% of Shareholders' Equity.

"Shareholders' Equity" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of Suncor as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

"Subsidiary" of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

"Voting Shares" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Covenants

Limitation on Liens

The Indenture provides that so long as any of our Debt Securities are outstanding, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur or assume any Lien on or over any present or future property securing any Debt of ours or a Restricted Subsidiary without also simultaneously or prior thereto securing, or causing such Restricted Subsidiary to secure, equally and ratably with such other Debt all of the Debt Securities then outstanding under the Indenture, except:

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  Liens existing as of the date of the Indenture;

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  any Purchase Money Mortgage;

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  Liens on any property in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit and any defects in title in structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by us under government permits, leases or other grants;

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  Liens on any property or any interest therein to secure all or any part of the costs incurred after the date of the Indenture for surveying, exploration, extraction, drilling, development, construction, alteration, repair or improvement of or on such property;

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  Liens on any oil and/or gas property or products derived from such property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property;

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  Liens existing on properties when acquired, provided that such Liens were not incurred in anticipation of such acquisition;

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  Liens existing on property of a person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary, or is merged into or amalgamated or consolidated with us or a Restricted Subsidiary or such property is otherwise acquired by us or a Restricted Subsidiary or when given in compliance with obligations under trust deeds and similar instruments entered into prior to their becoming Restricted Subsidiaries or being merged into or amalgamated or consolidated with us or such property is otherwise acquired, provided such Liens do not attach to property owned by us or owned by our Restricted Subsidiaries prior to such merger, amalgamation or consolidation;

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  Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, unitization and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the assets that are the subject of the relevant agreement;

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  Liens incurred or arising by operation of law;

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  Liens incurred in connection with Debt which by its terms is non-recourse to us or any Restricted Subsidiary;

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  Liens in favor of us or any Restricted Subsidiary;

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  Liens on Current Assets to secure Debt repayable on demand or maturing within 12 months of the date when such Debt is incurred or the date of any renewal or extension thereof provided that such security is given at the time that the Debt is incurred;

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  Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

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  any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided however that (A) such new Lien shall be limited to all or part of the property which is secured by the Lien plus improvements on such property and (B) the Debt secured by the new Lien is not increased from the amount of the Debt then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions; and

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  Liens that would otherwise be prohibited by the foregoing clauses, provided that the aggregate Debt outstanding and secured pursuant to this clause does not at the time of granting the Lien exceed an amount equal to 10% of Consolidated Net Tangible Assets.

Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (A) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (B) any other interest in property of the character commonly referred to as a "production payment", will not constitute secured Debt and will not result in us being required to secure the Debt Securities.

Consolidation, Amalgamation, Merger and Sale of Assets

We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all the properties and assets of us and our subsidiaries on a consolidated basis to any person, unless:

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  the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the Debt Securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or the United States, the successor entity assumes our obligations under the Debt Securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "— Additional Amounts", below;

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  the successor entity expressly assumes or assumes by operation of law all of our obligations under the Debt Securities and under the Indenture;

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  immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

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  certain other conditions are met.

Notwithstanding anything to the contrary, we may consolidate or amalgamate with or merge into or enter into a statutory arrangement with any direct or indirect wholly owned subsidiary and convey, transfer or lease all or substantially all of the properties and assets of us and our subsidiaries on a consolidated basis to any direct or indirect wholly owned subsidiary without complying with the above provisions in a transaction or series of transactions in which we remain the obligor on the Debt Securities (a "Permitted Reorganization") provided we have provided the Trustee and all of our then current ratings agencies with notice of our intention to enter into a Permitted Reorganization at least 45 days prior to the proposed date of completion of such Permitted Reorganization (the "Permitted Reorganization Date") and provided further that on or prior to the Permitted Reorganization Date we have delivered to the Trustee an officers' certificate confirming that, as of the Permitted Reorganization Date: (i) all of our Debt which ranked pari passu with the then outstanding Debt Securities immediately prior to the proposed Permitted Reorganization will rank no better than pari passu with such Debt Securities after the Permitted Reorganization; for certainty, there is no requirement for any such other Debt to obtain or maintain similar ranking to such Debt Securities and such other Debt may be structurally subordinated or otherwise subordinated to the Debt Securities; or (ii) at least two of our then current credit rating agencies (or if only one credit rating agency maintains ratings in respect of our debt securities at such time, that one rating agency) have affirmed that the rating assigned by them to the Debt Securities shall not be downgraded as a result of the Permitted Reorganization, or notice thereof.

If, as a result of any such transaction, any of our properties or assets or any properties or assets of any Subsidiary of Suncor becomes subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing the Debt Securities, we, simultaneously with or prior to such transaction, will cause the Debt Securities to be secured equally and ratably with or prior to the Debt secured by such Lien.

Additional Amounts

Unless otherwise specified in a Prospectus Supplement, all payments made by us under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, we will pay to each holder of such Debt Securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Debt Securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

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  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

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  which is subject to such Canadian Taxes by reason of the holder of the Debt Securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payments thereunder; or

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  which is subject to such Canadian Taxes by reason of the holder of the Debt Securities failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

We will also (i) make such withholding or deduction; and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder of Debt Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

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  any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the Debt Securities;

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  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

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  any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) of this paragraph, but excluding any such Canadian Taxes on such holder's net income.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in a Prospectus Supplement, a series of Debt Securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Additional Amounts", or (ii) on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series.

In the event that we elect to redeem a series of the Debt Securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the Debt Securities pursuant to their terms.

Notice of intention to redeem such series of our Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

  •
  within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

  •
  within the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file such reports with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events with respect to any series of our Debt Securities which will constitute an event of default with respect to the Debt Securities of that series:

  (i)
  default in the payment of any interest on any debt security of that series or additional amounts on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

  (ii)
  default in the payment of the principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

  (iii)
  default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the Debt Securities of that series, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding Debt Securities of any series affected thereby;

  (iv)
  if an event of default (as defined in any indenture or instrument under which we or any Restricted Subsidiary has at the time of the Indenture or shall thereafter have outstanding any Debt for borrowed money) shall happen and be continuing, or we or any Restricted Subsidiary shall have failed to pay principal amounts with respect to such Debt at maturity (whether or not constituting an event of default) and such event of default or failure to pay shall result in Debt being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 3.5% of our Shareholders' Equity shall be or become due and payable upon such declaration or prior to the date on which the same would otherwise have become due and payable (the "Accelerated Indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (a) if the Accelerated Indebtedness shall be as a result of an event of default which is not related to the failure to pay principal on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such Debt has been accelerated, or (b) if the Accelerated Indebtedness shall occur as a result of such failure to pay principal or as a result of an event of default which is related to the failure to pay principal on the conditions set out in any such indenture or instrument, then (i) if such Accelerated Indebtedness is, by its terms, non-recourse to the borrower, it shall not be considered an event of default for purposes of the Indenture; or (ii) if such Accelerated Indebtedness is recourse to the borrower, any requirement for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

  (v)
  certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

  (vi)
  any other events of default provided with respect to Debt Securities of that series.

If an event of default occurs and is continuing with respect to Debt Securities of any series, unless the principal of all of the Debt Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series, declare the principal of (and premium, if any, on) all the outstanding Debt Securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Debt Securities to be due and payable immediately on demand.

Reference is made to the Prospectus Supplement relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Debt Securities of such series affected by such event of default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

We will annually furnish to the Trustee a statement by certain of our officers as to whether or not Suncor, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

Unless otherwise specified in the applicable Prospectus Supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest on the outstanding Debt Securities of such series (hereinafter referred to as a "Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States stating that (a) Suncor has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred

    (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" and "Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding Debt Securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding Debt Securities (hereinafter referred to as "Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding Debt Securities include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

  •
  reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

  •
  change the place of payment;

  •
  change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such Debt Securities.

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Consent to Jurisdiction and Service

Under the Indenture, we irrevocably appoint CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

Our Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since a significant portion of all of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any Debt Securities, may not be collectible within the United States.

We have been informed by Blake, Cassels & Graydon LLP that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (hereinafter referred to as a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the Indenture and our Debt Securities that is not impeachable as void or voidable under the internal laws of the State of New York if:

  •
  the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta or the federal courts of Canada (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to our Debt Securities);

  •
  such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta, the federal laws of Canada or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

  •
  the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta or any applicable federal laws in Canada;

  •
  no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta or a federal court of Canada;

  •
  interest payable on our Debt Securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the Criminal Code (Canada); and

  •
  the action to enforce such judgment is commenced within the appropriate limitation period except that any court in the Province of Alberta or federal court of Canada may only give judgment in Canadian dollars.

We have been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

PLAN OF DISTRIBUTION

We may sell Debt Securities to or through underwriters or dealers and may also sell Debt Securities directly to purchasers or through agents.

The applicable Prospectus Supplement will also set forth the terms of the offering relating to the particular Debt Securities, including to the extent applicable, the name or names of any underwriters or agents, the initial public offering price (in the event the offering is a fixed price distribution), our proceeds from the offering, the underwriting discounts or commissions, and any other discounts, commissions or concessions to be allowed or reallowed to dealers. Any initial public offering price and any underwriting discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of Debt Securities may be effected from time to time in one or more transactions at a fixed price or non-fixed prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the U.S. Securities Act of 1933 (the "Securities Act"). Any such underwriter or agent will be identified, and any such compensation will be described in the applicable Prospectus Supplement.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Debt Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement(s), which will also set forth the commission payable for solicitation of these contracts.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of Debt Securities, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Debt Securities at a level above that which might otherwise prevail in the open market. Transactions may be begun or interrupted at any time during the distribution. Each series of Debt Securities will be a new issue of Debt Securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market, if any, for the Debt Securities of any series, whether or not the Debt Securities of any series are listed on a securities exchange.

CERTAIN INCOME TAX CONSEQUENCES

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Debt Securities offered thereunder, including whether the payments of principal of, premium, if any, and interest on the Debt Securities will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Debt Securities offered under this Prospectus by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

LEGAL MATTERS

Unless otherwise specified in the applicable Prospectus Supplement, certain legal matters relating to Canadian law in connection with the issuance of the Debt Securities will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the issuance of the Debt Securities will be passed upon for us by Shearman & Sterling LLP, Toronto, Ontario, Canada. Certain legal matters in connection with the issuance of Debt Securities relating to United States law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

As of the date of this Prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

INTEREST OF EXPERTS

The consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of earnings, cash flows and changes in shareholders' equity for each of the years in the three year period ended December 31, 2005 incorporated by reference in this Prospectus have been audited by PricewaterhouseCoopers LLP, independent chartered accountants, as indicated in their report dated March 1, 2006 and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

Certain information relating to our reserves in our Annual Information Form incorporated by reference in this Prospectus has, in the case of all reserves, been calculated by our engineers and audited and opined on at December 31, 2005 by GLJ Petroleum Consultants Ltd. ("GLJ"), independent petroleum consultants retained by us has been compiled by us based on reports dated February 21, 2006 and February 24, 2006, prepared by GLJ and have been so incorporated in reliance on the opinion and report, respectively, of GLJ, given upon the authority of said firm as experts in evaluating petroleum reserves. As of the date of this Prospectus, the partners of GLJ as a group beneficially own, directly or indirectly, less than 1% of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus is a part:

  •
  the documents listed in the second paragraph under "Documents Incorporated by Reference" in this Prospectus;

  •
  the consent of our accountants PricewaterhouseCoopers LLP;

  •
  the consent of our counsel Blake, Cassels & Graydon LLP;

  •
  the consent of our independent petroleum consultant GLJ Petroleum Consultants Ltd.;

  •
  powers of attorney from directors and officers of Suncor Energy Inc.;

  •
  the form of indenture relating to the Debt Securities; and

  •
  statement of eligibility of the trustee on Form T-1.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

        Section 124 of the Canada Business Corporations Act provides as follows:

        124.(1)  Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

  (2)
  Advance of costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

  (3)
  Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual

  (a)
  acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

  (4)
  Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

  (5)
  Right to indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

  (a)
  was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

  (b)
  fulfils the conditions set out in subsection (3).

  (6)
  Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

  (a)
  in the individual's capacity as a director or officer of the corporation; or

  (b)
  in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

  (7)
  Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

  (8)
  Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

  (9)
  Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

        Section 4 of the Registrant's By-Law provides as follows:

  (a)
  Indemnity — Subject to the limitations contained in the Canada Business Corporations Act, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant, or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Registrant or such body corporate, if

  (i)
  he acted honestly and in good faith with a view to the best interests of the Registrant; and

  (ii)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

    The Registrant shall indemnify any person referred to above who has been substantially successful in the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Registrant or body corporate, against all costs, charges and expenses reasonably incurred by him in respect of such action or proceeding.

  (b)
  Insurance — The Registrant may purchase and maintain insurance for the benefit of any person referred to in clause 4(a) hereof against such liability as the board of directors may from time to time determine and as permitted by the Canada Business Corporations Act.

    The Registrant carries directors' and officers' liability insurance covering any actual or alleged error or misstatement, misleading statement or act or omission, or neglect or breach of duty of the directors and officers of the Registrant. The policy has a covering limit of Cdn.$150 million for the directors and officers of the Registrant. The policies are subject to certain exclusions, and provide for a corporate deductible in circumstances where the Registrant is permitted by law to indemnify individual directors or officers. If the Registrant is unable by law to indemnify individual directors and officers, there is no deductible.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

Exhibit Number	Description
4.1	Audited consolidated financial statements as at December 31, 2005 and December 31, 2004 and for each of the years in the three year period ended December 31, 2005, including the notes thereto and the auditors' report thereon (incorporated by reference from Exhibit No. 99.1 to the Registrant's Form 40-F, filed with the Commission on March 10, 2006).
4.2	Annual Information Form dated March 1, 2006 (incorporated by reference from the Registrant's Form 40-F, filed with the Commission on March 10, 2006).
4.3	Management's Discussion and Analysis for the year ended December 31, 2005 (incorporated by reference from Exhibit No. 99.2 to the Registrant's Form 40-F, filed with the Commission on March 10, 2006).
4.4	Management Proxy Circular dated March 1, 2006 (incorporated by reference from Exhibit No. 99.1 to the Registrant's Form 6-K, filed with the Commission on March 10, 2006).
4.5
Unaudited consolidated interim financial statements for the nine months ended September 30, 2006 and September 30, 2005 (incorporated by reference from Exhibit No. 99.3 to the Registrant's Form 6-K filed with the Commission on October 26, 2006).
4.6
Interim Management's Discussion and Analysis for the nine months ended September 30, 2006 (incorporated by reference from Exhibit No. 99.2 to the Registrant's Form 6-K filed with the Commission on October 26, 2006).
4.7
Press release dated January 25, 2007 relating to the financial results of the Registrant for the twelve months ended December 31, 2006 (incorporated by reference from Exhibit No. 99.1 to the Registrant's Form 6-K filed with the Commission on January 25, 2007).
5.1	Consent of PricewaterhouseCoopers LLP.
5.2	Consent of Blake, Cassels & Graydon LLP.
5.3	Consent of GLJ Petroleum Consultants Ltd.
6.1	Powers of attorney (included on page III-3 of the Registration Statement).
7.1	Form of Indenture between the Registrant and The Bank of New York, as Trustee, relating to securities to which this Registration Statement relates.
7.2	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of The Bank of New York.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.  Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2.  Consent to Service of Process

  (a)
  Concurrently with the filing of this Registration Statement on Form F-9, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on this 20th day of February, 2007.

SUNCOR ENERGY INC.
By:	/s/ BART W. DEMOSKY
	Name:	Bart W. Demosky
	Title:	Vice President and Treasurer

III-2

POWERS OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of Terrence J. Hopwood and Janice B. Odegaard, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as they might or could do themselves, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them acting alone, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ J. KENNETH ALLEY J. Kenneth Alley	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 20, 2007
/s/ MEL E. BENSON Mel E. Benson	Director	February 20, 2007
/s/ BRIAN A. CANFIELD Brian A. Canfield	Director	February 20, 2007
/s/ BRYAN P. DAVIES Bryan P. Davies	Director	February 20, 2007
/s/ BRIAN A. FELESKY Brian A. Felesky	Director	February 20, 2007
/s/ JOHN T. FERGUSON John T. Ferguson	Director	February 20, 2007
/s/ W. DOUGLAS FORD W. Douglas Ford	Director	February 20, 2007
/s/ RICHARD L. GEORGE Richard L. George	President, Chief Executive Officer and Director (Principal Executive Officer and Principal Accounting Officer)	February 20, 2007

III-3

/s/ JOHN R. HUFF John R. Huff	Director	February 20, 2007
/s/ M. ANN MCCAIG M. Ann McCaig	Director	February 20, 2007
/s/ MICHAEL W. O'BRIEN Michael W. O'Brien	Director	February 20, 2007
/s/ JR SHAW JR Shaw	Chairman of the Board of Directors	February 20, 2007
/s/ EIRA M. THOMAS Eira M. Thomas	Director	February 20, 2007

III-4

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has signed this Registration Statement, solely in his capacity as the duly authorized representative of Suncor Energy Inc. in the United States, on this 20th day of February, 2007.

SUNCOR ENERGY (U.S.A.) INC. Authorized representative in the United States
By:	/s/ BART W. DEMOSKY
	Name:	Bart W. Demosky
	Title:	Treasurer

III-5

EXHIBITS

Exhibit Number	Description
4.1	Audited consolidated financial statements as at December 31, 2005 and December 31, 2004 and for each of the years in the three year period ended December 31, 2005, including the notes thereto and the auditors' report thereon (incorporated by reference from Exhibit No. 99.1 to the Registrant's Form 40-F, filed with the Commission on March 10, 2006).
4.2	Annual Information Form dated March 1, 2006 (incorporated by reference from the Registrant's Form 40-F, filed with the Commission on March 10, 2006).
4.3	Management's Discussion and Analysis for the year ended December 31, 2005 (incorporated by reference from Exhibit No. 99.2 to the Registrant's Form 40-F, filed with the Commission on March 10, 2006).
4.4	Management Proxy Circular dated March 1, 2006 (incorporated by reference from Exhibit No. 99.1 to the Registrant's Form 6-K, filed with the Commission on March 10, 2006).
4.5
Unaudited consolidated interim financial statements for the nine months ended September 30, 2006 and September 30, 2005 (incorporated by reference from Exhibit No. 99.3 to the Registrant's Form 6-K filed with the Commission on October 26, 2006).
4.6
Interim Management's Discussion and Analysis for the nine months ended September 30, 2006 (incorporated by reference from Exhibit No. 99.2 to the Registrant's Form 6-K filed with the Commission on October 26, 2006).
4.7
Press release dated January 25, 2007 relating to the financial results of the Registrant for the twelve months ended December 31, 2006 (incorporated by reference from Exhibit No. 99.1 to the Registrant's Form 6-K filed with the Commission on January 25, 2007).
5.1	Consent of Blake, Cassels & Graydon LLP.
5.2	Consent of PricewaterhouseCoopers LLP
5.3	Consent of GLJung Petroleum Consultants Ltd.
6.1	Powers of attorney (included on page III-3 of the Registration Statement).
7.1	Form of Indenture between the Registrant and The Bank of New York, as Trustee, relating to securities to which this Registration Statement relates.
7.2	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of The Bank of New York.

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
DOCUMENTS INCORPORATED BY REFERENCE
FORWARD-LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES
RISK FACTORS
SUNCOR ENERGY INC.
USE OF PROCEEDS
INTEREST COVERAGE
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSEQUENCES
LEGAL MATTERS
INTEREST OF EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
POWERS OF ATTORNEY
AUTHORIZED REPRESENTATIVE
EXHIBITS